Exhibit 99.7

ECOLAB SAVINGS PLAN AND ESOP

2006

Sixth Amendment

Pursuant to Section 10.2 of the Ecolab Savings Plan and ESOP - 2006 Restatement, the Company amends the Plan as set forth below.  These amendments will be effective as of January 1, 2009.

1)             Section 3.1 is amended to read as follows:

3.1.         Before-Tax Savings Contributions

(A)          Subject to the limitations of Article 9, for each Plan Year the Participating Employer of each Participant will make Before-Tax Savings Contributions to the Trust on behalf of such Participant in the amount by which the Participant’s Eligible Earnings have been reduced in accordance with the succeeding provisions of this section.  Before-Tax Savings Contributions will be paid to the Trustee as soon as administratively practicable after the date on which the Participant would have otherwise received the Eligible Earnings with respect to which such contribution is made.

(B)           Subject to the succeeding provisions of this section, a Participant may elect to reduce his or her Eligible Earnings by any one percent increment from one percent to 25 percent.  The percentage so elected will automatically apply to the Participant’s Eligible Earnings as adjusted from time to time.  A Participant’s election will be applied to his or her Eligible Earnings determined without regard to the limitation of Code section 401(a)(17), but will not, for any Plan Year, exceed the specified maximum percentage of his or her Eligible Earnings determined with regard to such limitation.

(C)           Elections for Eligible Earnings reductions will be made in accordance with the election procedures established by the Administrator and in accordance with the following rules.

(1)           A Participant’s Eligible Earnings reductions will commence on the first payday that follows the processing of the Participant’s election.  A Participant’s Eligible Earnings reductions will cease as of the end of the month in which the Participant terminates employment, transfers employment to an Affiliated Organization that has not adopted the Plan or transfers employment classification to a classification not covered under this Plan.

(2)           A Participant may change the rate at which Eligible Earnings reductions will be made for the first payday that follows the processing of the Participant’s request for such a change.  The Participant’s Eligible Earnings reductions will continue at such changed rate until a further change by the Participant is processed.  Any such change must be to a percentage increment allowed under Subsection (B).

(3)           A Participant may suspend Eligible Earnings reductions as of the first payday that follows the processing of the Participant’s request for the suspension.  A Participant who has suspended Eligible Earnings reductions may resume such reductions as of the first payday that follows the processing of the Participant’s request for such resumption.

(4)           Eligible Earnings reductions for a Participant who has terminated employment, transferred employment to an Affiliated Organization that has not adopted the Plan or transferred employment classification to a classification not covered under this Plan, and who is reemployed with a Participating Employer or transfers to an employment classification that is covered under this Plan, as the case may be, will not be resumed unless the Participant again enrolls in the Plan following the occurrence of such event.

(5)           Participants on a leave of absence, other than a short-term disability leave or military service leave during which the Participant continues to receive Eligible Earnings, will be deemed to have suspended Eligible Earnings reductions as of the payday which next follows the date on which the Administrator processes the appropriate suspension following receipt of notification of the commencement of the leave of absence.  A Participant’s Eligible Earnings reductions will be resumed upon the Participant’s return from a leave of absence of less than six months’ duration at the rate in effect prior to the leave unless the Participant changes the rate pursuant to paragraph (B).  After a Participant returns from a leave of six months’ duration or more, Eligible Earnings reductions will be resumed as of the first payday that follows the processing of the Participant’s request for such resumption.

(6)           Participants’ Eligible Earnings reductions may be made only on a continuing payroll period basis and in accordance with Plan Rules.  If any election or notice submitted by a Participant to the Administrator is not processed on a timely basis, no retroactive adjustments shall be made to take into account the effect of any such delay unless required by Treasury Regulations.

(7)           Before Tax Savings Contributions for a Participant who makes a hardship withdrawal pursuant to Section 6.3 will be automatically suspended for the six month period beginning on the date of the withdrawal distribution.  Following the suspension period the Participant may again elect Eligible Earnings reductions in accordance with this subsection.

2)             Section 3.3 is amended to read as follows:

3.3.         Matching Contributions

(A)          Subject to the limitations of Article 9, each Participating Employer will contribute to the Trust on behalf of each Participant who is a Qualified Employee of such Participating Employer an amount equal to the sum of the following amounts:

(1)           the amount of Before-Tax Savings Contributions, including Catch Up Contributions, made for such Participant that does not exceed three percent of such Participant’s Eligible Earnings, and

(2)           one-half of the amount of the Before-Tax Savings Contributions, excluding Catch Up Contributions, made for such Participant that exceeds three percent of such Participant’s Eligible Earnings but does not exceed five percent of such Participant’s Eligible Earnings.

(B)           Matching Contributions for a Participant will be determined for each payroll period on the basis of the Participant’s Eligible Earnings paid and Before-Tax Savings Contributions, including Catch Up Contributions, made for such payroll period.  All Matching Contributions made with respect to a Before-Tax Savings Contribution during a calendar quarter will be paid to the Trustee on such date or dates as the Participating Employer may elect not later than the last day of the succeeding calendar quarter.

(C)           As of the end of each Plan Year, each Participating Employer will contribute to the Trust on behalf of each Participant who was a Qualified Employee of such Participating Employer during such Plan Year an additional Matching Contribution equal to the excess, if any, of

(1)  the Matching Contribution that would have been made on behalf of the Participant had contributions under Subsection (A) been determined on the basis of the Participant’s Before-Tax Savings Contributions for the entire Plan Year, over

(2) the aggregate Matching Contributions made on such Participant’s behalf pursuant to Subsection (B) for such Plan Year.

(D)          No Matching Contribution will be made with respect to any portion of a Participant’s Before-Tax Contributions that is forfeited or returned to the Participant pursuant to Article 9.  (For this purpose all such forfeitures and distributions will be deemed to be made first from any Before-Tax Contributions with respect to which no Matching Contribution was made.)  Any Matching Contribution that is, by reason of errors in projecting the amount of a Participant’s Before-Tax Savings Contributions or otherwise, allocated to a Participant’s Account and subsequently determined to violate the foregoing provision will be subtracted from such Account as soon as practicable, increased by fund earnings and decreased by fund losses attributable to such Matching Contribution.

(E)           Matching Contributions will be invested in accordance with the Participant’s most recent investment directions for future contributions.

3)             Section 5.5 is amended to read as follows:

5.5.         Ecolab Stock Fund Rules

(A)          Each Profit Sharing Account and each Matching Contribution Account will be invested in accordance with the Participant’s investment direction.  A Participant may change the investment form of an amount held in an ESOP Account in accordance with the terms of Section 5.3, but subject to Sections 4.1(H) and 4.1(I).

(B)           Any proceeds from a tender of Ecolab Inc. stock will be allocated among the Accounts of the Participants and Beneficiaries to which the tendered stock was attributable.  Such proceeds will be held in a subaccount of the Ecolab Stock Fund and invested in the manner prescribed by Plan Rules.

4)             Section 11.15 is amended to read as follows:

11.15.     Eligible Earnings

(A)          Except as provided below, the “Eligible Earnings” of a Participant for any period are the sum of the amounts paid for that period for service as an Employee as base salary and wages, overtime pay, shift differential premium, commissions, annual incentive bonuses paid in the form of cash (but not long-term incentive bonuses), vacation pay, personal leave pay, “differential wage payment,” as defined in Code section 3401(h), and short-term disability benefits paid by the Participating Employer, increased by the amount of Before-Tax Savings Contributions made on behalf of the Participant for that period and by the net amount of compensation reductions experienced by the Participant during such Plan Year under any Code section 125 cafeteria plan or Code section 132(f)(4) qualified transportation fringe maintained by the Participating Employer.  Eligible Earnings will not include severance pay, executive perquisite allowance, any remuneration paid after the end of the month following the month in which the Participant’s employment terminated, amounts deferred or paid under an agreement between the Participating Employer and the Participant that is not a plan qualified under Internal Revenue Code Section 401(a), any Matching Contributions or Profit Sharing Contributions, contributions made by the Participating Employer under any other employee benefit plan, or amounts realized by the Participant upon the exercise of a nonqualified stock option, the lapse of restrictions applicable to restricted stock or any disposition of stock acquired under a qualified or incentive stock option.

(B)           Notwithstanding Subsection (A), in no event will a Participant’s Eligible Earnings for any Plan Year be taken into account to the extent they exceed $200,000; provided, that the dollar limitation for each Plan Year will be adjusted for cost of living increases to such larger amount as may be in effect for such Plan Year under Code section 401(a)(17).

(C)           Notwithstanding Subsection (A), to the extent that a payment in the nature of back pay is required to be included in Eligible Earnings for purposes of this Plan, such payment will be taken into account, in the manner prescribed by the Administrator, as Eligible Earnings for the period or periods in which such payment is made and not for the period to which the back pay may relate.

IN WITNESS WHEREOF, the Company has caused this instrument to be executed by its authorized officers and its corporate seal to be affixed, on the date written below.

Dated: December 19, 2008

ECOLAB INC.

(Seal)

	By:	/s/Steven L. Fritze
Steven L. Fritze
Chief Financial Officer

Attest:	/s/Lawrence T. Bell
Lawrence T. Bell
General Counsel and Secretary